
03050551

PRICER

PRESS RELEASE


SEC MAIL
RECEIVED
PROCESSING
MAY 1 3 2003
WASH. D.C.
155
SECTION

from Pricer AB (publ) May 7, 2003

PRICER AND ISHIDA FORM A JOINT VENTURE

Pricer AB (publ) and its Japanese partner Ishida Co., Ltd., have reached an agreement to form a jointly owned company. The main objective of the joint venture is to continuously develop Pricer's ESL (Electronic Shelf Label) system using new technologies to meet future requirements, primarily in Japan but also in other markets around the world.

The new company, Pricer Ishida Explorative Research AB (PIER), is expected to begin operations mid May. A selected team with highly qualified technicians from Japan and Sweden will be stationed at the Pricer office in Sollentuna, Sweden, where the company's registered office will be. Ownership will be equally divided by Pricer and Ishida. The board of directors will be composed of two representatives from Pricer and two from Ishida, with Pricer's chairman Salvatore Grimaldi as chairman.

"The ESL business in Japan has been promoted successfully and expanded rapidly by the good collaboration between our two companies", comments Ryuichi Ishida, president of Ishida. "Formation of this new joint venture will accelerate and improve the process of product development, thus assuring Pricer's leading position."

"I am very pleased to see our two companies establishing this joint venture. It acknowledges our good relations as well as it shows Ishida's long term commitment to invest in the ESL industry and Pricer", says Jan Forssjö, president and CEO of Pricer.

"As a market leader, Pricer brings vast experience of the ESL market and ESL technology, while Ishida with its market presence, industrial know how and solid reputation will enable faster and more efficient access to the innovative electric industry in Japan. I am convinced that this new partnership will further strengthen our competitive edge."

Ishida is Pricer's partner since 1998, and placed Pricer's biggest order so far in August 2001, valued at 25 MUSD.



***Pricer AB (publ)**, founded in 1991 in Uppsala, has the world's leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that improves significantly customer profitability and productivity.*

With the largest product range on the market, Pricer ESL System is installed in more than 300 stores in three continents. Among others, the second largest retailer in Europe and some of the largest retailers in Japan are customers to Pricer. Pricer, in cooperation with highly competent partners, offer a totally integrated solution together with the supplementary products, applications and services.

*Pricer AB (publ) is quoted on the O-list of Stockholm Exchange. For further information, please visit Pricer´s website **www.pricer.se**. Registration to receive news releases automatically via e-mail can be made through the website.*

***Ishida Co., Ltd.** is the world's leading maker of precision weighing and packaging equipment. Blending time-honored craftmanship with state-of-the-art technology, Ishida has been providing its customers with products superior performance and unmatched product quality for over a century.*

Although the home office remains in Kyoto, Ishida has expanded with subsidiaries in Europe, Asia and South America and over 50 distributors worldwide located in over 60 countries covering six continents. Many of its customers are Fortune 500 companies that depend on Ishida quality, reliability, and strong after-sales service. In 2001, Ishida had 1146 employees, with net sales of 43.39 billion yen.

*For further information, please visit Ishida's website **www.ishida.co.jp.***